UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Encompass Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29256R100

(CUSIP Number)

Arthur N. Robins, 362 Gulf Breeze, Gulf Breeze, FL 32561    (850) 393-5057

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29256R100

1.	Name of Reporting Person:	I.R.S. Identification Nos. of above persons (entities only):
Rotary Engines, Inc.	20-3331284

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ❑
(b) ❑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):❑

6.	Citizenship or Place of Organization:

USA

Number of	7. Sole Voting Power:	204,850,779
Shares
Beneficially	8. Shared Voting Power:	0
Owned by
Each	9. Sole Dispositive Power:	204,850,779
Reporting
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 204,850,779

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):❑

13.	Percent of Class Represented by Amount in Row (11): 78%

14.	Type of Reporting Person (See Instructions):
CO

Item 1. Security and Issuer

Issuer:	Encompass Holdings, Inc. (“Company”)
1005 Terminal Way, Suite 110
Reno, NV 89502
Title of Security:	Common stock (“Shares”)

Item 2. Identity and Background

(a)	Rotary Engines, Inc.

(b)	PO Box 804 Wildwood, FL 34785

(c)	Research and development of rotary engines. PO Box 804 Wildwood, FL 34785

(d)	None

(e)	None

(f)	USA

Item3. Source and Amount of Funds

Shares were acquired upon exercise of conversion rights under a convertible promissory note.

Item 4. Purpose of the transaction:

Investment and control.

Item 5. Interest in Securities of the Issuer:

(a)	204,850,779 shares representing 78% of the issued and outstanding common stock of the issuer.

(b)	Rotary Engines, Inc. has sole power to vote all the shares described in 5(a).

(c)	none

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

None

Item 7. Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rotary Engines, Inc.

Date: April 20, 2007	By:	/s/ Scott Webber
By: Scott Webber